UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LINN ENERGY, LLC

(Name of Subject Company)

LINN ENERGY, LLC

(Name of Persons Filing Statement)

UNITS REPRESENTING LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

536020100

(CUSIP Number of Class of Securities)

Candice J. Wells

Senior Vice President, General Counsel and Corporate Secretary

Linn Energy, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, Texas 77002

(713) 835-3600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by LINN Energy, LLC, a Delaware limited liability company (“LINN Energy”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2016, relating to the offer by LinnCo, LLC, a Delaware limited liability company (“LinnCo”), to exchange for each outstanding unit representing limited liability company interests (“units”) in LINN Energy, one common share representing limited liability company interests (“shares”) in LinnCo, as disclosed in the Tender Offer Statement on Schedule TO filed by LinnCo with the SEC on March 22, 2016 (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”).

Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately preceding the heading “Forward-Looking Statements”:

Expiration of the Offer and Commencement of a Subsequent Offering Period

The Offer expired at 12:00 midnight (New York City Time) at the end of Monday, April 25, 2016. American Stock Transfer & Trust Company, the exchange agent for the Offer, has advised LinnCo that a total of approximately 103,961,939 units, representing approximately 29% of the aggregate number of outstanding units, were validly tendered and not withdrawn in the Offer. Accordingly, all units that were validly tendered and not withdrawn have been accepted, and LinnCo will promptly issue new shares for all such tendered units in accordance with the terms of the Offer.

To allow remaining unitholders the opportunity to tender their units, LinnCo commenced a subsequent offering period on April 26, 2016. The subsequent offering period will expire at 12:00 midnight (New York City Time) on May 23, 2016, unless extended. Unitholders who validly tender their units during the subsequent offering period will receive the same exchange ratio provided in the Offer. During the subsequent offering period, participating unitholders will not have withdrawal rights.

The full text of the press release issued by LinnCo on April 26, 2016 in connection with the expiration of the Offer is filed as Exhibit (a)(5)(F) hereto and is incorporated by reference herein.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by the restatement of Exhibit (a)(1)(A) and the addition of Exhibit (a)(5)(F) as follows:

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to LinnCo’s Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) on April 26, 2016).

(a)(5)(F)	Press Release dated April 26, 2016 (incorporated by reference to Exhibit (a)(5)(F) to the Amendment No. 3 to Schedule TO filed on April 26, 2016).

[Signature Page Follows]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINN ENERGY, LLC

By:	/s/ Candice J. Wells
Name:	Candice J. Wells
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: April 26, 2016